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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[✓ ]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2001

OR

[    ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934

                              For the transition period from ___ to ___

                              Commission File No. __________

A.       Full title of the plan and address of the plan, if different from that of the issuer named below:

APPLETON PAPERS RETIREMENT SAVINGS AND
EMPLOYEE STOCK OWNERSHIP PLAN

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PAPERWEIGHT DEVELOPMENT CORP.
825 East Wisconsin Avenue
Appleton, Wisconsin  54912-0359

REQUIRED INFORMATION

Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA appear following the signature page hereof.

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APPLETON PAPERS RETIREMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

Appleton, Wisconsin

FINANCIAL STATEMENTS

With Independent Auditors' Report

December 31, 2001 and 2000

APPLETON PAPERS RETIREMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Page

Independent Auditors' Report	1

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Supplemental Schedule:

Schedule of Assets (Held at End of Year)	9

INDEPENDENT AUDITORS' REPORT

Plan Administrator
Appleton Papers Retirement Savings
  and Employee Stock Ownership Plan
Appleton, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Appleton Papers Retirement Savings and Employee Stock Ownership Plan (f/k/a Appleton Papers Inc. Retirement Savings Plan) as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated May 4, 2001, we indicated that we were unable to express an opinion on the 2000 statement of net assets available for benefits since we had not applied auditing procedures to the Plan's investments as permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. During the audit of the 2001 financial statements, we were able to apply sufficient audit procedures to the Plan's investments at December 31, 2000 to enable us to express an opinion on the 2000 statement of net assets available for benefits. Accordingly, our present opinion on the 2000 financial statement, as presented herein, is different from that expressed in our previous report.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the net assets available for benefits of Appleton Papers Retirement Savings and Employee Stock Ownership Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2001 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2001 basic financial statements taken as a whole.

/s/ Virchow, Krause & Company, LLP

VIRCHOW, KRAUSE & COMPANY, LLP

Appleton, Wisconsin
April 11, 2002

APPLETON PAPERS RETIREMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001	2000

INVESTMENTS	$ 209,017,846	$ 200,163,024

RECEIVABLES
Employer contributions	1,153,606	294,819
Employee contributions	-	575,694
Interest	2,459	15,342
Total Receivables	1,156,065	885,855

OTHER	652,090	-

Total Assets	210,826,001	201,048,879

NET ASSETS AVAILABLE FOR BENEFITS	$ 210,826,001	$ 201,048,879

APPLETON PAPERS RETIREMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2001

ADDITIONS
Investment income:
Net appreciation in fair value of investments	$ 7,839,186
Interest and dividends	4,622,907

Contributions:
Employer matching	4,463,106
Employee deferrals	10,748,319
Employee rollovers	2,177,571
Total additions	29,851,089

DEDUCTIONS
Benefit payments	25,968,114

Net Change	3,882,975

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of Year	201,048,879

Transfer from other plans, net	5,894,147

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$ 210,826,001

See accompanying notes to financial statements.

APPLETON PAPERS RETIREMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

Note 1 - Description of Plan

The following description of the Appleton Papers Retirement Savings and Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General

The Plan is a defined contribution plan. During 2001, the Plan (f/k/a Appleton Paper Inc. Retirement Savings Plan) was amended and restated effective January 1, 2001 to add an employee stock ownership plan (ESOP) component to the existing Plan. Eligibility of full-time salaried and nonsalaried employees and part-time employees to participate in the Plan is defined in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Contributions

Participants may elect to reduce covered compensation in any whole percentage from 2% to the limit set by the plan administrator. The maximum compensation reduction for 2001 was 15% per year. Effective January 1, 2002 the percentage was increased to 50%. Participants direct the investment of their contributions into various investment options offered by the Plan. Appleton Papers Inc. (the Company) matches participant contributions to the Plan in varying amounts as defined in the Plan agreement. In addition, the Company may make discretionary profit sharing contributions to the Plan. The Company's matching and profit sharing contributions are in cash and Company stock as defined in the Plan agreement. Company contributions are reduced by any forfeited participant unvested account balances.

In no event shall the contributions credited to a participant's account for any plan year, either separately or when combined with Company contributions under all Company-qualified retirement plans, exceed the allowable deduction for federal income tax purposes.

      Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching and discretionary contributions, and allocations of Plan earnings as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting

Participants are immediately vested in their voluntary contributions, rollover contributions, and actual earnings thereon. A participant's right to funds contributed by the Company and related earnings thereon shall become vested and nonforfeitable upon the completion of each full year of service as follows:
Years of Service	1	2	3	4	5
Vesting %	20	40	60	80	100

APPLETON PAPERS RETIREMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

Note 1 - Description of Plan (cont.)

      Withdrawals

The Plan provides for payment of benefits upon death, disability or retirement. Those participants with balances of $5,000 or more may elect to leave their funds in the Plan. Retirees or disabled terminated employees may elect to receive distributions in lump-sum at retirement, in lump-sum after retirement but not later than age 70 1/2, or in annual installments not to exceed 10 years and commencing not later than age 70 1/2.

Hardship withdrawals are permitted upon meeting certain requirements. The withdrawal must come from the non-ESOP component of the Plan first. Hardship withdrawals are made from participants' elective accounts only to the extent available.

At December 31, 2001 and 2000, approximately $524,000 and $251,000, respectively, were elected by participants to be withdrawn from the non-ESOP component of the Plan but were not yet paid out.

      Loan Provision

Participants may borrow from their account balance an amount equal to 50% of the vested account balance. The loan amount is further limited to a maximum of $25,000 from the ESOP component of the Plan and a maximum of $25,000 from the non-ESOP component of the Plan for reasons as defined in the Plan agreement. The minimum loan is $1,000. Loans of 1 to 5 years may be taken (up to 15 years for primary residence loans). The interest rate charged on loans is established by the plan administrator which is credited to the participants' own account. Loan repayments are made by payroll deduction, but participants may repay a loan in full at any time. A new loan may be taken only once in any twelve month period. Participants may not have more than one loan outstanding from each component of the Plan at any time.

      Administrative Costs

Certain administrative costs are absorbed by the Company.

      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2 - Significant Accounting Policies

      Investments

The Plan's non-ESOP investments are held in trust by Vanguard Fiduciary Trust Company and consist primarily of Vanguard mutual funds and Vanguard's Retirement Savings Trust. The Vanguard Group of Investment Companies is a registered investment company, where one or more investment managers have discretionary authority to purchase and sell investments subject to the terms of the trust and investment management agreements and to the Plan's investment policy statements.

APPLETON PAPERS RETIREMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

Note 2 - Significant Accounting Policies (cont.)

The investments in the Vanguard Wellesley Income and Vanguard Prime Money Market funds are valued at market. Investments in the remaining equity mutual funds are valued at the redemption price, which approximates market value. The Retirement Savings Trust is carried at fair value, which approximates contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay administrative expenses. The contracts contain restrictions which prohibit withdrawal of assets prior to contract maturity or impose penalties for each withdrawal.

The ESOP investments are held in trust by State Street Global Advisors and consist primarily of common shares of Paperweight Development Corp. (PDC). PDC holds 100% of the stock of Appleton Papers Inc. The shares of PDC are valued at fair value on December 31, 2001. Fair value is determined semi-annually (June 30 and December 31) by an independent appraiser. The initial 10.7 million shares of PDC stock were acquired by the Plan in early November 2001. The shares were assigned an initial value of $10 per share by the trustees of the Plan. At December 31, 2001 the value of the PDC stock, as determined by an independent appraiser, was $12.81 per share.

Purchases and sales of all investments in the non-ESOP component of the Plan are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Purchases and sales of PDC shares are conducted on a semi-annual basis and are based on the value determined by an independent appraiser as defined in the Plan agreement.

      Payment of Benefits

Benefits are recorded when paid.

      Income Tax Status

The Plan obtained its latest determination letter on October 26, 1994 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since then and the Plan administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. The Plan has applied for a determination letter as a result of amendments in 2001.

      Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

APPLETON PAPERS RETIREMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

Note 3 - Investments

The following table presents the fair values of investments. Individual investments that represent 5% or more of the Plan's net assets in either year are separately identified.

	December 31,
	2001	2000

Cash equivalents	$ 2,735,520	$ 6,228,638
Vanguard Mutual Funds:
Wellesley Income	6,840,583	16,210,975
Index 500 Portfolio	17,182,743	56,134,690
U.S. Growth	8,617,531	38,290,128
Windsor II	8,557,392	25,289,317
Common Stock:
Paperweight Development Corp.	136,866,802	-
Collective Trust:
Vanguard Retirement Savings Trust	17,398,588	34,321,642

Other	7,713,622	19,201,438

Participant loans	3,105,065	4,486,196

	$ 209,017,846	$ 200,163,024

The net depreciation (including gains and losses on investments bought, sold, and held during the period) in fair value of the non-ESOP investments during the year ended December 31, 2001 was approximately $22.8 million. This related entirely to mutual funds. The common stock in the ESOP component of the Plan appreciated approximately $30.7 million. This appreciation represents the fair value of the common stock at December 31, 2001 over the assigned value of the stock acquired by the ESOP component in early November 2001.

Note 4 - Parties-in-Interest Transactions

The Plan invests the assets of the non-ESOP component of the Plan in funds managed and sold by Vanguard Fiduciary Trust Company, trustee of the Plan. The Plan conducted the following transactions with this trustee during the year ended December 31, 2001:
Total purchases	$150,486,302
Total sales	255,445,705

APPLETON PAPERS RETIREMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

Note 5 - Risks and Uncertainties

The Plan provides for various investment options in any combination of common stock, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 6 - Transfers of Assets

During 2000, the Combined Locks, Wisconsin Mill of Appleton Papers Inc. was spun off from the Company as a separate company named Appleton Coated LLC. In addition, certain employees of Appleton Papers Inc. Newton Fall Mills were also transferred to Appleton Coated LLC in 2000. The majority of the Plan's net assets available for benefits related to the Combined Locks Mill employees and Newton Falls employees joining Appleton Coated LLC were transferred to the Appleton Coated LLC Retirement Savings Plan effective September 1, 2000. During 2001, the remainder of the net assets related to those employees was transferred to the Appleton Coated plan. The total amount transferred was $285,900.

In conjunction with the ESOP component added to the Plan in 2001, participants were allowed to make a one-time transfer to the ESOP component from their existing Retirement Medical Savings (401(a)) accounts. As a result, a transfer of $6,180,047 was transferred to the Plan from the 401(a) Plan during 2001.

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR'S RULES AND REGULATIONS

APPLETON PAPERS RETIREMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001

Plan No.	001
EIN:	36-2556469

Description		Number of Shares	Cost	Market Value

Cash equivalents
Prime Money Market *		N/A	$2,735,520	$2,735,520
Government Short-term Investment Fund		N/A	1,164,543	1,164,543

Mutual Funds
Vanguard Explorer *		48,339	3,007,932	2,915,328
Vanguard Wellesley *		343,575	6,946,997	6,840,583
Vanguard Index 500 Portfolio *		162,270	12,496,546	17,182,743
Vanguard Windsor II *		334,404	8,362,765	8,557,392
Vanguard U.S. Growth *		457,163	12,183,126	8,617,531
Vanguard International Growth *		172,346	2,982,848	2,586,919
Vanguard Total Bond Market Index *		75,700	774,220	767,594
Vanguard Extended Market Index *		12,093	317,364	279,238

Common Stock
Paperweight Development Corporation *		10,684,372	106,843,717	136,866,802

Collective Trust
Vanguard Retirement Savings Trust *		N/A	17,398,588	17,398,588

Participant Loans (interest rates 7.0% - 12.5%)		N/A	-	3,105,065

			$ 175,214,166	$ 209,017,846

* Party-in-interest

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the inclusion in the Registration Statement on Form S-8 of Paperweight Development Corp. filed June 12, 2002 of our report dated April 11, 2002 relating to the financial statements of Appleton Papers Retirement Savings and Employee Stock Ownership Plan, which appears in this Form 11-K.

/s/ Virchow, Krause & Company, LLP

VIRCHOW, KRAUSE & COMPANY, LLP

Appleton, Wisconsin
June 12, 2002

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Appleton Papers Retirement Savings and Employee Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Appleton, State of Wisconsin, on June 12, 2002.

Signature	Title	Date

/s/ Douglas P. Buth	Member, ESOP Committee	June 12, 2002
Douglas P. Buth

/s/ Dale E. Parker	Member, ESOP Committee	June 12, 2002
Dale E. Parker

/s/ Paul J. Karch	Member, ESOP Committee	June 12, 2002
Paul J. Karch

/s/ Rick Fantini	Member, ESOP Committee	June 12, 2002
Rick Fantini